Exhibit 99.2
IFRS INR Press Release

Infosys Announces Results for the Quarter ended December 31, 2013

Q3 revenues grew by 0.5% quarter-on-quarter; 25.0% year-on-year

Net profit grew by 19.4% quarter-on-quarter; 21.4% year-on-year

Mysore, India – January 10, 2014

Financial Highlights

Consolidated results under International Financial Reporting Standards (IFRS) for the quarter ended December 31, 2013

•	Revenues were 13,026 crore for the quarter ended December 31, 2013 QoQ growth was 0.5% YoY growth was 25.0%
•	Net profit was 2,875 crore for the quarter ended December 31, 2013 QoQ growth was 19.4%* YoY growth was 21.4%
•	Earnings per share (EPS) was 50.32 for the quarter ended December 31, 2013 QoQ growth was 19.5%* YoY growth was 21.3%
•	Liquid assets including cash and cash equivalents, available-for-sale financial assets, certificates of deposits and government bonds were 27,440 crore as on December 31, 2013 versus 26,907 crore as on September 30, 2013

* including the provision for visa related matters made in quarter ended September 30, 2013

Other highlights:

•	Infosys and its subsidiaries added 54 clients during the quarter
•	Gross addition of 6,682 employees for the quarter by Infosys and its subsidiaries
•	158,404 employees as on December 31, 2013 for Infosys and its subsidiaries

“The year ahead looks exciting for the IT services industry. We believe the global economic environment has improved and our clients are gaining confidence to invest in their strategic initiatives.” said S. D. Shibulal, CEO and Managing Director. “We continue to differentiate ourselves to seize growth opportunities. The recent changes in organizational structure will enable us to strengthen client relationships and increase market share.”

“During the quarter, we saw early but promising results of our initiatives to increase efficiency in our operations” said Rajiv Bansal, Chief Financial Officer. “We continue to remain focused on making investments necessary to secure and grow our future.”

Outlook*

The company’s outlook (consolidated) for the fiscal year ending March 31, 2014, under IFRS is as follows:

•       Revenues are expected to grow 24.4%-24.9%

* Conversion 1 US$ = 61.81 for the rest of the fiscal year

Business Highlights

•	We have partnered with a leading manufacturer, Diebold, to further its transformation journey and streamline its service, supply chain management, and financial operations processes.
•	Our focus on Cloud and Big Data as new growth areas continues to yield results. We have executed more than 200 engagements and have won more than 20 deals this quarter. We have been formally inducted as a member of the steering committee of the global Open Data Center Alliance (ODCA) to help define the next generation of enterprise-ready Cloud and Big Data implementations.
•	We are partnering with clients to create innovative solutions around the mobile device. This quarter we started more than 25 engagements across mobile field service, device management and enterprise productivity.
•	Our Engineering Services business continues to see strong growth. With over 150 active clients, we had 52 wins this quarter across industries.
•	Infosys Edge continues its momentum in the market as we invest in technologies like Social, Mobile, Analytics and Cloud. This quarter we had 14 wins – eight for platforms and six for products. We also launched TradeEdge, an insights-driven sales platform that help brands accurately sense and fulfill consumer demand while significantly improving sales and operational performance.
•	Infosys Finacle™ sustained its business momentum in the quarter with eight new wins; 11 banks went live on the platform across India, Africa, Middle East and South East Asia.
•	The District of Columbia’s new online health insurance marketplace, DC Health Link, designed and implemented by Infosys Public Services Inc, successfully went live on October 1, 2013.
•	To keep pace with the business momentum in the region, we expanded our presence in Australia with a new office in Sydney. Infosys BPO opened a new delivery center in Eindhoven, the Netherlands to strengthen its global footprint and reinforce its presence in Europe.
•	During the third quarter, Infosys applied for 22 unique patent applications in India and the U.S. With this, we have 533 patent applications undergoing various stages of patent prosecution in India, the U.S. and other jurisdictions. We have been granted 143 patents by the United States Patent and Trademark Office, one patent by Australian Patent Office and three patents by the Luxembourg patent office.

Awards and Recognition

•	We have been positioned in the winner’s circle in HfS Enterprise Analytics Services Blueprint 2013. The report recognizes Infosys for its significant scale in analytics, execution excellence across service areas, and responsiveness to clients.
•	Oracle has awarded us with its 2013 Oracle Excellence Award for ‘Specialized Partner of the Year’ — North America in the Services Partner of the Year, and Business Intelligence Partner of the Year categories. In addition, we were also awarded 2013 Oracle Excellence Award Honorable Mentions for ‘Specialized Partner of the Year’ — North America for Communications, Media and Entertainment; Energy & Utilities; and Financial Services. We were also awarded the 2013 APAC Oracle Excellence Award for ‘Specialized Partner of the Year’ — Industry.
•	Avivia Health from Kaiser Permanente, recognized Infosys Public Services as a strategic partner to develop its innovative gamification platform to improve consumer engagement.
•	The National Outsourcing Association (NOA) has presented Infosys and British Telecom with the 2013 award for excellence in telecommunication, utilities and hi-tech outsourcing.
•	The CEB TowerGroup Mobile Banking Solutions Technology Analysis report and the Core Banking Systems for the Large Bank Market report, both recognized Infosys Finacle™ as a ‘Best-in-Class’ provider.
•	Gartner’s International Retail Core Banking report positioned Infosys Finacle™ as a Leader in its Magic Quadrant for International Retail Core Banking* for the seventh time in a row.

*Source: Gartner, Inc., “Magic Quadrant for International Retail Core Banking,” Don Free and Ethan Wang, October 8, 2013. Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings.

•	Infosys BPO has been positioned in the Leaders category in Everest Group’s Procurement Outsourcing (PO) Service Provider Landscape with PEAK Matrix Assessment 2013 report.
•	We have won the prestigious Global Most Admired Knowledge Enterprise (MAKE) Award for the ninth time. We have also won the Asian MAKE Award eleven times in a row.
•	At Asiamoney’s annual Corporate Governance Poll 2013, we were recognized as the Best Overall for Corporate Governance, Responsibilities of Management and the Board of Directors, Disclosure and Transparency, Shareholders’ Rights and Equitable Treatment, and Investor Relations.
•	We received the ‘Platinum’ award at ‘The Asset’ Excellence in Management and Corporate Awards 2013.
•	The IR global rankings 2013 ranked us third globally for corporate governance practices and second for IR website in India.

Board Changes

Induction of U.B. Pravin Rao and Kiran Mazumdar-Shaw

The Board of Directors appointed Mr. U B Pravin Rao as an Additional and Whole-time Director and Ms. Kiran Mazumdar-Shaw as an Additional (Independent) Director.

Mr. U. B. Pravin Rao is currently the President of the Company. He is responsible for driving growth and differentiation across a portfolio of businesses. These include Retail, Consumer Packaged Goods and Logistics, Life Sciences, Resources & Utilities, Services, Growth Markets, Cloud & Mobility, and Quality & Productivity. In addition, he is responsible for Global Delivery and Service Innovation. Pravin is also the Director of the Infosys Leadership Institute (ILI) globally. ILI is responsible for the selection, development, research and succession of senior and high-potential leaders. He has over 25 years of experience, working on engagements with clients, primarily in retail and financial services. Since joining Infosys in 1986, he has held a number of senior leadership roles such as Head of Infrastructure Management Services, Delivery Head for Europe, and Head of Retail, Consumer Packaged Goods, Logistics and Life Sciences. Pravin holds a degree in electrical engineering from Bangalore University, India.

Ms. Kiran Mazumdar-Shaw is the Chairman & Managing Director of Biocon Limited a biotechnology company based in Bangalore, India. Kiran is highly respected in the corporate world and has been named among TIME magazine’s 100 most influential people in the world. Recently, Economic Times placed her at India Inc’s top 10 most powerful women CEO for the year 2012. Her pioneering efforts in biotechnology have drawn global recognition both for Indian Industry and Biocon. She received a graduate honors degree in Zoology from Bangalore University (1973) and qualified as a Master Brewer from Ballarat University, Australia (1975). Kiran has also received many honorary Doctorates in recognition of her pre-eminent contributions to the field of biotechnology.

Retirement of David Boyles

In accordance with the retirement policy for the company’s Board of Directors (attainment of 65 years of age for Independent Directors appointed to the Infosys Board prior to October 15, 2010), David L. Boyles, Independent Director, will retire from the Board effective January 17, 2014. David L. Boyles joined the Infosys Board in July 2005.

Mr. N. R. Narayana Murthy, Executive Chairman of the Board said, “David has played an important role on the Board. His insights on Risk Management have benefitted the Company immensely and have helped us strengthen our approach to Risk Management. We thank David for his contribution to the Board and in particular to the Risk Management Committee, in his capacity as the Chair of the Committee. We will miss his knowledge and unique insights.”

David L. Boyles thanked the Board and said, “I have had a rewarding association with Infosys over the past eight years. I would like to thank the Board of Directors for giving me an opportunity to be a part of the journey of this iconic company. I wish the company and its leaders the very best.”

David L. Boyles has held senior leadership positions at large multinational corporations, including American Express, Bank of America and ANZ Banking Group. He retired from the ANZ and full-time corporate life in December 2003. David’s most recent corporate position was that of Chief Operations Officer at ANZ Banking Group where he was responsible for Technology, Payments, Property, Strategic Sourcing and other shared services. He was also on the Board of ANZ Bank New Zealand and chaired the ANZ Group Operating Risks Executive Committee. Prior to ANZ, he was Senior Vice President, e-Commerce, at American Express. In this role, he was responsible for state-of-the-art online services and emerging technologies. His early roles with AMEXCO included Senior Vice President, Global Systems and Operations, Travellers Cheque Group. Earlier leadership positions include Downey Financial (Executive Vice President & Chief Operating Officer) and Bank of America (Senior Vice President, Consumer Markets). David has an MBA from Washington State University and an MA and BA (summa cum laude) in Psychology from UNC, Greeley and authored a book Maximising the Business Value of your Technology Investment (©2005, Infosys and Microsoft).

About Infosys Ltd

Infosys is a global leader in consulting, technology and outsourcing solutions. We enable clients, in more than 30 countries, to stay a step ahead of emerging business trends and outperform the competition. We help them transform and thrive in a changing world by co-creating breakthrough solutions that combine strategic insights and execution excellence.

Visit www.infosys.com to see how Infosys (NYSE: INFY), with US$7.4 billion in annual revenues and 158,000+ employees, is Building Tomorrow's Enterprise® today.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2013 and on Form 6-K for the quarter ended September 30, 2013. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Contact

Investor Relations	Gargi Ray +91 80 4116 7747 gargi_ray@infosys.com	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Sarah Vanita Gideon, India +91 (80) 4156 3373 Sarah_Gideon@Infosys.com	Ken Montgomery, Golin Harris for Infosys, US +1 (415) 318 4399 KMontgomery@GolinHarris.com

Infosys Limited and subsidiaries Consolidated Balance Sheets as of

(In crore except share data)

	December 31, 2013	March 31, 2013
ASSETS
Current assets
Cash and cash equivalents	22,947	21,832
Available-for-sale financial assets	2,586	1,739
Investment in certificates of deposit	658	–
Trade receivables	8,943	7,083
Unbilled revenue	2,616	2,435
Prepayments and other current assets	2,639	2,123
Derivative financial instruments	–	101
Total current assets	40,389	35,313
Non-current assets
Property, plant and equipment	7,426	6,468
Goodwill	2,190	1,976
Intangible assets	370	368
Available-for-sale financial assets	1,256	394
Deferred income tax assets	608	503
Income tax assets	1,491	1,092
Other non-current assets	251	237
Total non-current assets	13,592	11,038
Total assets	53,981	46,351
LIABILITIES AND EQUITY
Current liabilities
Trade payables	181	189
Derivative financial instruments	100	–
Current income tax liabilities	1,966	1,329
Client deposits	46	36
Unearned revenue	877	823
Employee benefit obligations	915	614
Provisions	303	213
Other current liabilities	4,530	3,082
Total current liabilities	8,918	6,286
Non-current liabilities
Deferred income tax liabilities	67	119
Other non-current liabilities	303	149
Total liabilities	9,288	6,554
Equity
Share capital- 5 par value 60,00,00,000 equity shares authorized, issued and outstanding 57,14,02,566 each, net of 28,33,600 treasury shares each, as of December 31, 2013 and March 31, 2013, respectively	286	286
Share premium	3,090	3,090
Retained earnings	40,592	36,114
Other components of equity	725	307
Total equity attributable to equity holders of the company	44,693	39,797
Non-controlling interests	–	–
Total equity	44,693	39,797
Total liabilities and equity	53,981	46,351

Infosys Limited and subsidiaries

Consolidated Statements of Comprehensive Income

(In crore except share and per equity share data)

	Three months ended December 31, 2013	Three months ended December 31, 2012	Nine months ended December 31, 2013	Nine months ended December 31, 2012
Revenues	13,026	10,424	37,258	29,898
Cost of sales	8,321	6,566	24,024	18,478
Gross profit	4,705	3,858	13,234	11,420
Operating expenses:
Selling and marketing expenses	644	541	1,985	1,516
Administrative expenses*	802	640	2,489	1,937
Total operating expenses	1,446	1,181	4,474	3,453
Operating profit	3,259	2,677	8,760	7,967
Other income, net	731	503	1,818	1,685
Profit before income taxes	3,990	3,180	10,578	9,652
Income tax expense	1,115	811	2,922	2,625
Net profit	2,875	2,369	7,656	7,027
Other comprehensive income
Items that will not be reclassified to profit or loss:
Re-measurement of the net defined benefit liability / (asset)	23	–	61	–
Items that may be reclassified subsequently to profit or loss:
Fair value changes on available-for-sale financial asset, net of tax effect	(56)	(1)	(77)	(3)
Exchange differences on translating foreign operations	(11)	82	384	106
Total other comprehensive income	(44)	81	368	103
Total comprehensive income	2,831	2,450	8,024	7,130
Profit attributable to:
Owners of the company	2,875	2,369	7,656	7,027
Non-controlling interests	–	–	–	–
	2,875	2,369	7,656	7,027
Total comprehensive income attributable to:
Owners of the company	2,831	2,450	8,024	7,130
Non-controlling interests	–	–	–	–
	2,831	2,450	8,024	7,130
Earnings per equity share
Basic ()	50.32	41.47	133.99	122.99
Diluted ()	50.32	41.47	133.99	122.99
Weighted average equity shares used in computing earnings per equity share
Basic	57,14,02,566	57,14,00,086	57,14,02,566	57,13,98,129
Diluted	57,14,02,566	57,14,00,417	57,14,02,566	57,13,99,018

(*) Administrative expenses for nine months ended December 31, 2013 include a charge of 219 towards visa related matters.

NOTE:

1. The audited Consolidated Balance sheets and Consolidated Statements of Comprehensive Income for the three months ended and nine months ended December 31, 2013 have been taken on record at the Board meeting held on January 10, 2014.

2. A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com